Exhibit 99.1

Celyad announces the appointment of Dr. Frederic Lehmann as Vice President Immuno-Oncology

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered cell therapies, today announced the appointment of Dr. Frederic Lehmann to the newly created position of Vice President Immuno-Oncology, effective September 14, 2015.

In this role, Dr. Lehmann will be responsible for Celyad’s overall oncology franchise. His objective will be to develop and implement a growth strategy aimed at positioning the Company as a leader in engineered cell therapies for immuno-oncology applications, building upon Celyad’s lead oncology product candidate, Natural Killer Receptor NKG2D CAR T-cell.

Dr. Vincent Brichard will continue to provide strategic advice as a representative of ViaNova SPRL to explore the full potential of the immuno-oncology portfolio.

“I am extremely pleased to welcome Frederic to our company,” said Christian Homsy, Chief Executive Officer of Celyad. “As an engineered cell therapy company on the cutting edge of developing immunotherapies for cancer, nothing is more critical than continuously building our capabilities and collective expertise with experienced scientific minds. Frederic brings strong experience in oncology as well as team leadership, and I expect he will move quickly to build on the opportunities in our unique immuno-oncology pipeline.”

Dr. Lehmann has extensive experience in oncology drug development spanning early to late phase, including clinical trial design, translational research, regulatory interactions, and clinical risk management. He is a physician by training and started his academic career at the Ludwig Institute for Cancer Research in Brussels, followed by a position at the Institute Jules Bordet. He then moved to the European Organization for Research and Treatment of Cancer (EORTC) as Medical Advisor. Dr. Lehmann began his corporate career at GlaxoSmithKline, where he led the early worldwide clinical development program for the Company’s cancer vaccines and went on to lead the research and development incubator for cancer immunotherapeutics. Dr. Lehmann qualified as an MD and has a Master’s degree in Hematology in Oncology.

“Celyad is at a key inflection point as it leverages recent scientific and clinical insights into its new Natural Killer Receptor NKG2D CAR T-cell technology platform in the emerging field of immuno-oncology. I am thrilled to take part in this critical work to potentially transform patients’ lives as we continue to evaluate the potential of NKG2D CAR T-cell and other therapeutic candidates in our pipeline,” said Dr. Lehmann.

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Dr. Lehmann will be based in Mont-Saint-Guibert, Belgium and will report directly to Christian Homsy, Chief Executive Officer.

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For more information, please contact:

For Europe : Consilium Strategic Communications

Amber Fennell, Chris Gardner, Chris Welsh, and Laura Thornton - T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For the U.S. : The Ruth Group

Lee Roth (Investors), and Kirsten Thomas (Media) - T: +1 646 536 7012 / 7014 - celyad@theruthgroup.com

For France : NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.fr

Celyad

Christian Homsy, CEO and Patrick Jeanmart, Chief Financial Officer : T: +32 (0)10 39 41 00 - investors@celyad.com

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About Celyad

Founded in 2007, and based in Belgium, Celyad is a leader in engineered cell therapy with clinical programs initially targeting indications in cardiology and oncology. Celyad is developing its lead cardiovascular disease product candidate, C-Cure®, for the treatment of ischemic heart failure, and has completed enrollment of a Phase III trial in Europe and Israel. In addition, the Company is developing a novel portfolio of CAR T-cell therapies that utilize human Natural Killer cell receptors for the treatment of numerous blood and solid cancers. Its lead oncology product candidate, NKG2D CAR T-cell, entered a Phase I clinical trial in April 2015.

Celyad’s ordinary shares are listed on Euronext Brussels and Euronext Paris under the ticker symbol CYAD and Celyad’s American Depositary Shares are listed on the NASDAQ Global Market under the ticker symbol CYAD.

To learn more about Celyad, please visit www.celyad.com

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the safety and efficacy of Celyad’s product candidates, the potential clinical and commercial potential of these product candidates and the adequacy of Celyad’s financial resources, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that DSMB’s determination not to discontinue the Phase III clinical trials for C-Cure® on the basis of non-futility is not a determination as to the likelihood of success and is not a guarantee that the trial will be successful; the risk that safety, bioactivity and efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKG2D CAR T-cell; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, C-Cathez, OnCyte, Celyad, Cardio3 BioSciences and the Cardio3 BioSciences, Celyad, C-Cathez, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

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